SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, September 9th, 2021 – Braskem S.A. ("Braskem" or "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) the largest biopolymer producer in the world, through its subsidiary Braskem Netherlands B.V., and SCG Chemicals, one of the largest integrated petrochemical companies in Thailand and industry leader in Asia, executed today a memorandum of understanding to perform feasibility studies to jointly invest in a new bio-ethanol dehydration plant in Thailand to produce bio-ethylene and I’m green™ bio-based Polyethylene (“PE”) (“Project”).

In case the Project is implemented, the unit is expected to be located in Map Ta Phut, Rayong, Thailand, inside SCG Chemicals petrochemical complex and up to double the existing capacity of I’m greenTM bio-based PE. Braskem would contribute with its technology and knowhow in ethanol dehydration process and I´m green™ bio-based PE marketing expertise while SCG Chemicals would utilize its PE units and production expertise in order to manufacture the I’m green™ bio-based PE for the Project, besides contributing with its PE market knowledge in Asia.

The investment execution is subject to the conclusion of the above mentioned studies, mutual agreement of Braskem and SCG Chemicals, and approval by competent governance bodies.

This Project is aligned with the following Braskem’s goals: (i) carbon neutrality by 2050, (ii) diversify and expand industrial footprint, (iii) reinforce the global leadership in biopolymers to meet clients’ needs, and (iv) further develop sustainable solutions in Circular Economy.

The project also reflects SCG Chemicals’ strategic business direction for 2021 towards a “Chemicals Business for Sustainability”, where the company has set the target to achieve green polymer sales volume of 200,000 tons by 2025.

Braskem will maintain its shareholders and the market informed with respect to further development of the Project.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Septemer 09, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.